

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 10, 2023

Zachary Tarica
Chief Operating Officer
Forest Road Acquisition Corp. II
1177 Avenue of the Americas, 5th Floor
New York, NY 10036

> **Re: Forest Road Acquisition Corp. II**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed February 6, 2023**
> **File No. 001-40181**

Dear Zachary Tarica:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Joshua N. Englard, Esq.